Annual Report

Cover Page

Name of issuer:

Smartgurlz US Inc

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 5/3/2017

Physical address of issuer:

2201 South Clark Street
Arlington VA 22202

Website of issuer:

http://www.smartgurlz.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$337,292.00	$353,103.00
Cash & Cash Equivalents:	$199,502.00	$30,123.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$1,028,663.00	$1,109,793.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$303,840.00	$381,870.00
Cost of Goods Sold:	$261,777.00	$190,799.00
Taxes Paid:	$0.00	$0.00
Net Income:	($792,001.00)	($662,405.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Smartgurlz US Inc

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Gert Erik Riget	Angel Investor	Angel Investor	2017
Pauli Andersen	Chairman	self employed	2017
Jesper Nissen	COO	Weibel Scientific	2015
Sharmi Albrechtsen	CEO	SmartGurlz	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Martin Pidel	CMO	2017
Jesper Nissen	CFO	2015
Jesper Nissen	CTO / COO	2015
Sharmi Albrechtsen	CEO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Jesper Nissen	370000.0 equity	37.0
Sharmi Albrechtsen	370000.0 equity	37.0

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company is in the deployment stage. It has limited revenues to date. There is no assurance that the Company will be able to record profits in the future. The Company is also faced with risks inherent in operating a new business. The risks inherent in operating a new business such as the Company's include: (i) difficulties and delays often encountered in developing, producing and commercializing new, complex technologies; (ii) developing the markets for the Company's products and technologies; (iii) transitioning the Company's development efforts to commercialization; and (iv) attracting and retaining qualified management, sales and/or marketing and technical staff.

The Company is seeking up to $1,000,000 to fund product development, marketing and operations. Capital requirements associated with product development, marketing and operations have been and will continue to be substantial. The Company may need to raise additional funds in the future in order to fund operations, pursue sales growth opportunities, develop new products or services, respond to competitive pressures, or acquire other businesses. The Company may not be able to obtain additional financing when needed, or that, if available, such financing may not be available on acceptable terms. If additional financing is needed the interests of the holders of Unsecured Convertible Promissory Notes (the "*Notes*") could be substantially diluted. If adequate funds are either not available or not available on acceptable terms, the Company will be unable to accomplish its objectives. Any inability to do so would have a negative effect on its business, revenues, financial condition and results of operations. If additional funds are raised through the issuance of equity or convertible debt securities, the potential equity ownership of the holders of the Notes will be diluted. Moreover, these securities may have powers, preferences and rights that are senior to those of the rights of the holders of the Notes

The Company will continue to experience significant operating losses as it expands its network, engages in additional development efforts, and grows its marketing and sales force in an effort to commercialize its products. The Company expects losses until such time, if ever, that its revenues from the sale of its products and services cover its expenses. Achieving and maintaining long-term profitability depends on successfully commercializing its products and technologies. The Company cannot assure you that it will be able to achieve any of the foregoing or that it will be profitable even if it successfully commercializes its products.

The Company's revenue growth is dependent on our ability to continually attract new customers while retaining and expanding our product offerings to existing customers. Growth in the demand for our solutions may be inhibited and we may be unable to sustain growth in our customer base for a number of reasons, including, but not limited to: our inability to market our solutions in a cost-effective manner to new customers or in new vertical or geographic markets; our inability to expand our sales to existing customers through Big Box retail relationships; our failure to develop new or additional solutions: our inability to build and promote our brand; and perceived security, integrity, reliability, quality or compatibility problems with our solutions.

The statements presented in this Regulation Crowd Funding Offering may contain forward-looking statements. These statements may relate to future events, future partnerships, future financial performance of SmartGurlz. However, any statements that are not statements of historical fact - including without limitation statements to the effect that the Company or its management "believes", "expects", "anticipates", "plans" (and similar expressions) - should be considered forward looking statements. In the name of full transparency, there are a number of factors that could cause SmartGurlz's actual results to differ materially from those indicated by the forward looking statements

Jesper Nissen is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Kari Byron is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	1,000,000	1,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	HL Marketing
Issue date	01/02/16
Amount	$376,170.00
Outstanding principal plus interest	$376,170.00 as of 04/17/19
Interest rate	6.0% per annum
Current with payments	Yes

During 2016, SG AS entered into a loan agreement with a shareholder to borrow 750,000 DKK (approximately$112,000 USD at the time of issuance). The loan bears interest at 6% per annum. The Company makes quarterly payments of 50,000 DKK, beginning May 1, 2017, until the principal amount is repaid. At various times in 2017, the Company borrowed additional funds totalling 1,495,000 DKK (approximately $225,000 USD) pursuant to the same terms noted above. At December 31, 2018 and 2017, amounts owed under this agreement totalled $379,734and $376,170 USD, respectively.

Loan

Lender	Choon Design
Issue date	01/01/17
Amount	$174,000.00
Outstanding principal plus interest	$31,032.00 as of 04/23/19
Interest rate	6.0% per annum
Current with payments	Yes

The note bears interest at 6% per annum and matures upon the termination of exclusive distribution agreement between the Company and the distributor.

Loan

Lender	OTRA capital
Issue date	01/01/18
Amount	$147,500.00
Outstanding principal plus interest	$140,615.00 as of 03/01/19
Current with payments	Yes

The lender is guaranteed a return of $32,500 for the period ended October 31, 2018. Subsequently the loan accrues interest of 20% pa. The loan is repaid based on a fixed percentage of gross profit or a minimum monthly payment of $2,500.

Convertible Note

Issue date	06/30/18
Amount	$150,000.00
Interest rate	20.0% per annum
Discount rate	5.0%
Valuation cap	$7,000,000.00

Seed Invest

Convertible Note

Issue date	06/30/18
Amount	$322,000.00
Interest rate	20.0% per annum
Discount rate	5.0%
Valuation cap	$7,000,000.00
Maturity date	12/20/19

This was done through Seed Invest

Convertible Note

Issue date	03/24/19
Amount	$200,000.00
Interest rate	5.0% per annum
Discount rate	20.0%
Uncapped Note	Yes

Morgan Stanley also invests $100,000 in services and benefits including free office space in Times Square for 7 months, financial and legal consultancy, a full educational accelerator program for 6 months

Also during 2017, the Company entered into a line of credit agreement with distributor to borrow up to $5,000,000to be used for certain expenses required to manufacture, market, and sell products in the distributor's market. This line of credit is noninterest bearing. The distributor is entitled to 30% of the net profit generated on sales in the United States and Canada. At December 31, 2018 and 2017, the balance of outstanding principal was $138,223 and$248,613, respectively.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2016	Other	Common stock	$700,000	General operations
6/2018	Regulation D, Rule 506(c)	Convertible Note	$150,000	General operations
6/2018	Regulation Crowdfunding	Convertible Note	$322,000	General operations
3/2019	Other	Convertible Note	$200,000	General operations
12/2019	Regulation Crowdfunding	Convertible Note	$858,829	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	HL Marketing
Amount Invested	$376,170.00
Transaction type	Loan
Issue date	05/03/17
Outstanding principal plus interest	$349,170.00 as of 04/23/19
Interest rate	6.0% per annum
Outstanding	Yes
Current with payments	Yes
Relationship	Shareholder in company

During 2016, SG AS entered into a loan agreement with a shareholder to borrow 750,000 DKK (approximately$112,000 USD at the time of issuance). The loan bears interest at 6% per annum. The Company makes quarterly payments of 50,000 DKK, beginning May 1, 2017, until the principal amount is repaid. At various times in 2017, the Company borrowed additional funds totalling 1,495,000 DKK (approximately $225,000 USD) pursuant to the same terms noted above. At December 31, 2018 and 2017, amounts owed under this agreement totalled $379,734and $376,170 USD, respectively.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

THE YEAR 2019
The financial results for 2019 have been significantly influenced by the strategic expansion in SmartGurlz's business model and a focus on building new business areas.

Historically, the company found consumer product sales successful with TV exposure and awareness from its participation in ABC's Shark Tank.

Unfortunately, SmartGurlz has found the consumer sales of SmartGurlz carried a high customer acquisition cost once awareness had worn off from the novelty of the show. The company tried various marketing mix strategies including PR and Facebook ads.

In late 2018, SmartGurlz decided to pursue educational opportunities for selling a variation of SmartGurlz, 'Smart Buddies', to schools in the US and Canada. The company signed an exclusive distribution deal with Pitsco Education with 3-year sales goals of approximately $5 million for 2020 through 2022.

Therefore, 2019 was a pivot year for SmartGurlz where all resources focused on product development of Smart Buddies, and few funds were spent on sales activities supporting the sales of the consumer product, SmartGurlz. SmartGurlz consumer products were mainly sold during Quarter 4 with a focus on holiday sales.

Smart Buddies 2019 activities included the development of an expanded app, eight new character books including girls and boys, creation of a new curriculum, testing of the curriculum with 250+ students in 10 schools, and a revamp of all branding, marketing, and packaging materials.

The Smart Buddies product line was ready for sale in January 2020, and a complete go to market plan had been developed with Pitsco Education.

However, COVID-19 ceased all customer-facing selling activities from February, and schools buying patterns were disrupted. Due to Covid-19, Smart Buddies launch activities at nine educational conferences were canceled and Pitsco's sales meetings were canceled.

SmartGurlz reacted very quickly, as it is only possible for a small and agile company, and quickly brought two COVID-19 initiatives to the market, SmartBuddies@Home and SmartBuddies Virtual Summer Camps, initiatives that both include online teaching via Zoom. Early results show the popularity of these offerings and a possible new business concept in the future which involved combining products and live virtual events.

Financing
During 2019 SmartGurlz raised approx.. $671 thousand in convertible notes through Wefunder and $200 thousand in convertible preferred shares from Morgan Stanley; all based on the same valuation and interest rates as the convertible notes raised in 2018 through SeedInvest.

In 2020 SmartGurlz has received grants and investments from NYU amounting to $25 thousand and $10 thousand in a grant from The Shea Moisture award.

Net Sales
Due to the strategic change in the business model and less marketing spending in 2019 compared to 2018 net sales declined in 2019 compared to 2018. This was mainly due to a weaker revenue stream from Amazon.com and SmartGurlz.com, which led to reduced sales from these stores.
Further the production of the SmartBuddies products was delayed in late 2019, preventing Smart Buddies sales in 2019, which resulted in, that the change in business model has no positive impact on net sales in 2019.

Gross profit
In order to align with its new distribution partner, Pitsco Education, SmartGurlz gross profit appears to decline due to an accounting exercise that includes deferred profit. The company's gross margin percentage was significantly impacted by its Pitsco distribution agreement which requires Pitsco to buy all relevant SmartGurlz raw materials (Siggy, Doll, SiggyPower, etc.) at cost, before producing Smart Buddies from SmartGurlz parts.
SmartGurlz will receive revenue when Pitsco sells the new Smart Buddies to schools, which will influence gross margins positively in 2020.

Gross profit declined due to reduced consumer sales and the realized gross margin percentage declined in 2019 from 50% in 2018 to 20%.

Operating expenses
Due to the strategic change in the business model, fewer marketing activities were initiated and fewer sales through Amazon were realized resulting in lower selling expenses in 2019 compared to 2018.

Wages and related payroll expenses is influenced by that compensation granted to CMO Martin Pidel reflects a full year salary in 2019 as opposed to 6 months in 2018. The compensation is granted in the form of cash payments and convertible notes on the same terms as the Seed Invest investors.

Research and development expenses incurred related to the development of Smart Buddies. The development of Smart Buddies required significant software development work in two areas: Bluetooth and app features. The product was re-built to function well in a multi Bluetooth environment as well as adding specific school features to the Smart Buddies App. The app was also re-skinned with new and more gender-neutral design, characters of various ethnic backgrounds as well as eight new e-books in 2 reading levels.

General and administrative expenses declined due to less legal costs that in 2018 and due to that in 2018 SmartGurlz relocated and established SmartGurlz in the USA.

Due to that additional convertible notes were raised in during 2019 interest expense increased.

Balance sheet
Cash has increased due to the additional financing that has been obtained in 2019.

Inventory has declined due to sales. No new inventory has been purchased in 2019.

Cash from the sales of goods has been used to repay notes payables and line of credit with its primary distributor and notes payable to shareholders and investors.

Crowd notes increased in 2019 due to accrual of interest and that additional crowed notes amount to approx. $455 thousand was raised. In addition, crowed notes has increased due to notes issued to the company's CMO has part of his compensation package.

SmartGurlz is planning on a new funding round at the end of 2020 when COVID-19 impact on sale has reduced and sales numbers are increasing.

Subsequent events
Our business plan for the year 2020 reflected a significant launch and sale of Smart Buddies together with Pitsco Education. However, COVID-19 canceled and delayed the possibility of launching and presenting the product at more than 10 fairs and conferences during Q1 & Q2 2020. Furthermore, as schools closed, kids were sent home and no buying of new teaching products took place, especially not of a new product such as Smart Buddies. However, sending the kids home and closing summer camps gave SmartGurlz the possibility of developing SmartBuddies@Home for kids schooling from home and Smart Buddies Virtual Summer Camps, which has huge traction, both from a media point of view where Smart Buddies has already been presented to more than ten TV Channels and online/print magazines and sales are picking up on Amazon, SmartBuddies.com and Pitsco.com.

Total revenue expectations for 2020 are about 1MUSD by selling 6000 Smart Buddies products as either SmartBuddies@Home or SmartBuddies Virtual summer Camps or as full school kits, 1, 4, 8 or 12 product kits. Expectations thereafter will be that Pitsco will place a new order of a value of 750KUSD.

Jesper Nissen
Founder and COO
SmartGurlz Inc.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.smartgurlz.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Gert Erik Riget
- Jesper Nissen
- Martin Pidel
- Pauli Andersen
- Sharmi Albrechtsen

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Smart Gurlz Convertible Note

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Gert Erik Riget
- Jesper Nissen
- Martin Pidel
- Pauli Andersen
- Sharmi Albrechtsen

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Smartgurlz US Inc

By

Sharmi Albrechtsen

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Gert Erik Riget

director

5/24/2020

Sharmi Albrechtsen

CEO

5/21/2020

Jesper Nissen

COO

5/21/2020

Sharmi Albrechtsen

CEO

5/21/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.